UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium 401(k) Retirement Savings Plan
4582 South Ulster Street, Suite 1700
Denver, CO 80237
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2008 and 2007
(With Reports of Independent Registered Public Accounting Firms Thereon)

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
December 31, 2008 and 2007
TABLE OF CONTENTS

Page

Reports of Independent Registered Public Accounting Firms	1-2

Statements of Net Assets Available for Plan Benefits —	3
December 31, 2008 and 2007

Statement of Changes in Net Assets Available for Plan Benefits —	4
Year ended December 31, 2008

Notes to the Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) —	12
As of December 31, 2008

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium Inc.:
We have audited the accompanying statement of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  Eide Bailly LLP
Greenwood Village, Colorado
June 15, 2009

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium Inc.:
We have audited the accompanying statement of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly in all material respects, the net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.
/s/  Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 20, 2008

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
as of December 31
(U.S. dollars)

	2008	2007
Assets
Assets
Investments at fair value (note 5):
Mutual funds	28,382,505	51,747,504
Collective trust	19,308,491	18,452,803
Common stock	12,496,559	17,355,553
Participant loans	2,453,924	2,715,849

Total investments	62,641,479	90,271,709

Receivables:
Participant contributions	160,783	168,767
Employer contributions	188,276	50,574

Total receivables	349,059	219,341

Total assets	62,990,538	90,491,050

Net assets reflecting all investments at fair value	62,990,538	90,491,050
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	(393,574)	(563,823)

Net assets available for plan benefits	62,596,964	89,927,227

See accompanying notes to the financial statements.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31
(U.S. dollars)

2008
Additions
Additions to net assets attributed to:
Interest and dividends	1,194,943

1,194,943

Contributions:
Participants	4,362,438
Employer	5,185,119
Rollover	256,919

9,804,476

Total additions	10,999,419

Deductions and transfers
Deductions and transfers attributed to:
Net realized and unrealized depreciation in fair value of investments	26,876,873
Distributions paid to participants	10,890,132
Affiliated plan transfers and other	562,677

Total deductions	38,329,682

Net (decrease) increase	(27,330,263)

Net assets available for plan benefits:
Beginning of year	89,927,227

End of year	62,596,964

See accompanying notes to the financial statements.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2008
(U.S. dollars)
1.	PLAN DESCRIPTION

The following description of the Agrium 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
a)	Contributions

Participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. The Plan has an automatic step-up feature where participant contributions will be increased by one percent annually until the participant’s contribution rate reaches six percent, unless the participant elects otherwise. Participants can elect to contribute up to 30 percent of their annual compensation. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $20,500; less than 50 years of age is $15,500 for 2008. Effective January 1, 2008, all eligible employees will receive a six percent basic contribution from the Corporation. Eligible employees will also receive additional contributions between one percent and nine percent based on their age and years of service. The Corporation also matches 50 percent of the first six percent of the employee’s voluntary contributions. Total contributions cannot exceed limits as defined by the IRC.

b)	Participant Eligibility and Plan Entry

Employees of the Corporation are eligible to participate in the Plan if they are regular full-time employees who are not leased employees and are not represented by a collective bargaining unit of the Corporation’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Corporation. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, the Corporation’s contributions and actual earnings thereon.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2008
(U.S. dollars)
d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. Distributions are recorded when paid. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc., at the election of the participant.

Participants may withdraw a minimum of $500, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.
e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock — Funds are invested in common stock of Agrium Inc.

SEI Stable Asset GIC Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund — The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund — The fund invests primarily in common stocks that replicate the investment results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund — The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund — The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund — The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2008
(U.S. dollars)
SEI Small Cap Growth Fund — The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Portfolio Fund — The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Mid Cap Fund (Class A) — The fund invests primarily in equity securities of mid-sized companies. The fund seeks long term capital appreciation.

SEI Age-Based Portfolios — These funds include 10 specific age-based investment portfolios. The age-based portfolios are comprised of underlying SEI funds. The Aggressive Strategy and Market Growth Strategy represent growth focused strategies. The Moderate Strategy, Conservative Strategy and Stable Asset Strategy represent stability focused strategies.

See note 5 for the details of investments that exceeded five percent of net assets available for plan benefits as of December 31, 2008 and 2007.

f)	Administrative Expenses

The Corporation paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2008. The remaining Plan expenses, including fees, incurred in 2008 were paid directly from Plan assets.

g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published monthly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2008 and 2007 bear interest rates ranging from 4.25 percent to 10.5 percent.

h)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Corporation’s contributions, (b) Plan earnings and losses and (c) an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2008
(U.S. dollars)
2.	SIGNIFICANT ACCOUNTING POLICIES
a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Valuation of Investments

As of December 31, 2008 and 2007, the Plan’s investments, with the exception of the SEI Stable Asset GIC Fund as described below, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Mutual Funds are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments in the SEI Stable Asset GIC Fund (Collective Trust) are stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2008, the average yield earned was 6.44 percent and the crediting interest rate to the fund was 3.27 percent. For the year ended December 31, 2007 the average yield utilized was 5.84 percent and the crediting interest rate to the fund was 4.44 percent.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2008
(U.S. dollars)
d)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157) which is effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 effective on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and expands disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:
Level 1 — Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 — Observable inputs based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3 — Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.
The Plan’s investments are categorized as Level 1, Level 2 and Level 3 as shown in Note 5.

e)	Payment of Benefits

Benefits are recorded when paid.
3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Corporation by a letter dated October 29, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations. The Corporation filed for a new determination letter from the IRC on February 2, 2009.

4.	PLAN TERMINATION

Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2008
(U.S. dollars)
5.	INVESTMENTS

	2008		2007

Investment securities representing 5% or more of net assets available for plan benefits:
SEI Stable Asset GIC Fund	19,308,491		18,452,803
Agrium Inc. Common Stock	12,496,559		17,355,553
SEI Market Growth Strategy Fund	4,541,088		5,813,017
SEI Large Cap Growth Fund	4,156,291		8,452,675
SEI Aggressive Strategy Fund	3,787,227		4,732,350
SEI Core Fixed Income Fund	3,633,403		4,340,069	*
SEI S&P 500 Index Fund	2,565,963	*	5,104,231
SEI Small Cap Value Fund	2,520,406	*	5,555,969
SEI Large Cap Value Fund	2,376,947	*	5,783,311
SEI International Portfolio Fund	1,720,434	*	5,201,103
* Does not represent 5% of net assets available for plan benefits.

Fair value of plan assets by hierarchy level	As of December 31, 2008
				Total Fair
	Level 1	Level 2	Level 3	Value

Mutual funds	28,382,505	—	—	28,382,505
Collective trust	—	19,308,491	—	19,308,491
Common stock	12,496,559	—	—	12,496,559
Participant loans	—	—	2,453,924	2,453,924

	40,879,064	19,308,491	2,453,924	62,641,479

Change in fair value of level 3 investments	2008
Beginning fair value	2,715,849
Purchases, sales, issuances and settlements	(261,925)

Ending fair value	2,453,924

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008
Mutual Funds	(18,006,186)
Agrium Inc. Common Stock	(9,718,173)
SEI Stable Asset GIC Fund	847,486

(26,876,873)

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
As of December 31, 2008
(U.S. dollars)
6.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End Year)
As of December 31, 2008
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
*	SEI Stable Asset GIC Fund	Guaranteed Interest Contract	19,308,491
*	Agrium Inc.	Common stock	12,496,559
*	SEI Market Growth Strategy Fund	Mutual fund	4,541,088
*	SEI Large Cap Growth Fund	Mutual fund	4,156,291
*	SEI Aggressive Strategy Fund	Mutual fund	3,787,227
*	SEI Core Fixed Income Fund	Mutual fund	3,633,403
*	SEI S&P 500 Index Fund	Mutual fund	2,565,963
*	SEI Small Cap Value Fund	Mutual fund	2,520,406
	Participant loans, bearing interest at rates ranging from 4.25%	Participant loans	2,453,924
	to 10.5%, secured by a participant’s vested account
*	SEI Large Cap Value Fund	Mutual fund	2,376,947
*	SEI International Equity Fund	Mutual fund	1,720,434
*	SEI Small Cap Growth Fund	Mutual fund	1,202,790
*	SEI Mid Cap Fund	Mutual fund	1,041,931
*	SEI Moderate Strategy Fund	Mutual fund	519,781
*	SEI Conservative Strategy Fund	Mutual fund	316,244

	Total assets held for investment purposes	Mutual fund	62,641,479

*	Identified party-in-interest.
Note: Information on cost of investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2009	AGRIUM 401(K) RETIREMENT SAVINGS PLAN By: AGRIUM U.S. INC.
/s/ Richard L. Gearheard
Richard L. Gearheard
President & Chief Executive Officer

EXHIBIT INDEX
Exhibit 23.1     Consent of Eide Bailly LLP
Exhibit 23.2     Consent of Gordon, Hughes & Banks, LLP